82-34812

PETROBANK
ENERGY AND RESOURCES LTD.

04046849

December 6, 2004

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

Corey C. Ruttan
Director of Corporate Finance and Investor Relations

12/21

PROCESSED
DEC 22 2004
THOMSON
FINANCIAL

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ANNOUNCES KEY STEP IN STRATEGIC PLAN

Calgary, Alberta - November 30, 2004 - (TSX: PBG, PBG.NT.A) Petrobank Energy and Resources Ltd. ("Petrobank") has, through two separate transactions, agreed to sell certain mature Canadian oil and natural gas assets for total proceeds of $101 million. In one transaction, Petrobank reached an agreement with NAV Energy Trust ("NAV") to sell properties producing approximately 2,700 barrels of oil equivalent per day, for $98 million. The transaction is effective October 1, 2004 and is expected to close on or about December 16, 2004. The sale includes our Nevis, Rainbow and Shekilie properties in Alberta producing natural gas and light oil, and the Eyehill, Lashburn, and Red Jacket properties in Saskatchewan producing predominantly heavy oil. Tristone Capital Inc. served as a financial advisor to Petrobank on this transaction. In a separate transaction, we are in the process of closing the sale of our Wetaskiwin property in central Alberta, effective October 1, 2004, for cash proceeds of $3 million.

This disposition process underpins the strategic evolution Petrobank previously announced on November 10, 2004. Closing these transactions, will allow us to eliminate bank debt, significantly strengthen our balance sheet, and provide flexibility in financing the WHITESANDS project. Our 2005 activity will focus on unlocking the potential of our key projects at WHITESANDS, Jumpbush, Princeton and on the Orito Block in Colombia.

OPERATIONAL UPDATE

Canadian Business Unit

In November, Petrobank drilled and cased a natural gas from coal ("NGC") evaluation well at Princeton, BC. We are encouraged by the coals intersected in the well-bore and we plan to commence completion and evaluation work in early 2005. Further testing of this well will provide the information required to initiate a NGC pilot project later in 2005.

At Jumpbush, a further eight well (5.6 net) drilling program was completed in November. These wells targeted a more prolific Belly River gas trend identified by 3-D seismic. All eight wells are being completed in both the Belly River and Medicine Hat zones. We are proceeding with pipeline tie-ins and anticipate initial production from all eight wells prior to year-end. The results from these wells provide additional encouragement for our future development plans at Jumpbush, where we have identified over 250 additional drilling locations, which we expect to drill over the next four to five years.

Latin American Business Unit

In Colombia, we commenced drilling the first of two wells planned for 2004 at Neiva and our next well at Orito is scheduled to be drilled in the first quarter of 2005.

Heavy Oil Business Unit

Civil work has been substantially completed at the WHITESANDS THAI™ pilot project site near Conklin Alberta. The drilling of the first nine vertical observation wells delineating the pilot site, in preparation for drilling our three horizontal production wells, will commence this week.

STRATEGIC PLAN

This $101 million disposition initiative represents the first key step in our strategic plan and affords us the financial flexibility to accelerate the execution pace of our substantial project inventory. We have now initiated activity on all our high impact opportunities and are positioned to extract the unrealized value imbedded within each of our business units. We look forward to updating our shareholders on our progress as we advance this strategy.

For more information please contact:

John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com

Website: www.petrobank.com

TSX: PBG, PBG.N

PETROBANK
ENERGY AND RESOURCES LTD.

December 6, 2004

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

Corey C. Ruttan
Director of Corporate Finance and Investor Relations

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com